SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

__	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ___________________ to ____________________

Commission File Number 001-11155

WESTMORELAND COAL COMPANY

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
          Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
          Westmoreland Coal Company, 2 North Cascade Ave., 3rd Floor, Colorado Springs, CO 80903

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Distribution to Participants, December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Distribution to Participants, Year ended December 31, 2005	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2005	11

Schedule 2 - Schedule H, Line 4j - Schedule of Reportable Transactions, Year ended December 31, 2005	12

Signature

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Westmoreland Coal Company and Affiliated Companies:

We have audited the accompanying statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for distribution to participants for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for distribution to participants of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for distribution to participants for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 23, 2006

1

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Statements of Net Assets Available for Distribution to Participants

December 31, 2005 and 2004

	2005	2004

Investments at fair value:
Westmoreland Common Stock Fund:
Westmoreland Common Stock	$6,781,173	$9,715,462
Temporary Investment Fund	—	538

	6,781,173	9,716,000

Westmoreland Preferred Stock Fund:
Westmoreland Preferred Stock	715,838	784,461

Pooled separate accounts	17,486,643	14,291,898
Participant loans	1,190,865	891,001

Investments at contract value:
Guaranteed investment contract	2,919,902	2,492,003

Total investments	29,094,421	28,175,363

Receivables:
Participant contributions	42,118	15,568
Employer contributions	112,608	98,386

	154,726	113,954

Other liabilities	19,559	—

Net assets available for distribution to participants	$29,229,588	$28,289,317

See accompanying notes to financial statements.

2

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Statement of Changes in Net Assets Available for Distribution to Participants

Year ended December 31, 2005

Additions to net assets attributed to:
Company contributions	$1,192,758
Employee contributions	3,154,276
Employee rollover contributions	41,337

4,388,371
Investment income (loss):
Interest and dividends	160,620
Net depreciation of investments, including realized and unrealized gains and losses	(1,271,564)

Total additions	3,277,427

Deductions from net assets attributed to:
Distributions to participants	(2,320,287)
Administrative expenses	(16,869)

Total deductions	(2,337,156)

Increase in net assets available for distribution to participants	940,271

Net assets available for distribution to participants:
Beginning of year	28,289,317

End of year	$29,229,588

See accompanying notes to financial statements.

3

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)    Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan (the Plan) is a defined contribution plan sponsored by Westmoreland Coal Company (Westmoreland) and its affiliated companies (the Company or Employer).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for distribution to participants and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for distribution to participants during the reporting period. Actual results could differ significantly from those estimates.

(b)	Investments

Westmoreland common and preferred stocks are recorded at quoted market values.

The Temporary Investment Funds, and participant loans are valued at cost, which approximates fair value.

The Janus Adviser Balanced Fund, S&P 500 Index Fund, Large Cap Value/Barrow Hanley Fund, Large Cap Growth/Turner Investment Fund, Mid Cap Value/CRM Fund, Mid Cap Growth/Goldman Sachs Fund, Small Cap Growth/Times Square Fund, Small Cap Value/Munder Capital Fund, International Blend/The Boston Company Fund, and Prudential Retirement Insurance and Annuity Company Lifetime Funds are recorded at fair value based upon quoted market prices of the securities underlying the funds.

Investments in the Guaranteed Income Fund are recorded at contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in these funds is estimated to be approximately equal to the contract value at December 31, 2005 and 2004. The average yield of the Guaranteed Income Fund for the year ended December 31, 2005 was 3.25%.

The Company is restricted by certain debt covenants from paying dividends on its common stock. Payment of common stock dividends is not permitted until preferred stock dividend arrearages, discussed below, are satisfied.

The Company’s quarterly preferred stock dividends of $.053 per depositary share accumulate if not paid in full. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2005 and 2004 totaled $341,812 and $275,492, respectively. These amounts include the dividends accumulated on January 1, 2006 and 2005, respectively.

4	(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for distribution to participants as net appreciation (depreciation) of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value. Changes in market values after the plan year end are not reflected in the accompanying financial statements.

(c)	Distributions to Participants

Distributions to participants are recorded when paid.

(2)     Description of Plan

The following summary of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is administered by a retirement benefits committee, which is appointed by the chairman and CEO of the Company. Prudential Retirement Insurance and Annuity Company, the trustee, has full responsibility for the control and management of the assets of the Plan. Substantially all trustee fees, administrative costs, and investment fees of the Plan are paid by the Company; however, costs of administrative expenses directly attributable to participant accounts are paid by participants.

All active, full-time employees, not subject to collective bargaining agreements unless specifically negotiated, who have completed at least three months of continuous service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

(b)	Contributions

Participants may contribute between 1% and 22% of their base compensation. The participant’s maximum pre-tax contribution is limited by the Internal Revenue Code to $14,000 and $13,000 for the calendar years 2005 and 2004, respectively. Catch-up contributions are permitted for those eligible employees over the age of 50 years and are limited to $4,000 and $3,000 in calendar years 2005 and 2004, respectively. The Company matches employee contributions under the Plan as follows for each respective Employer:

Westmoreland Coal Company, Dakota Westmoreland Corporation (DWC) and Westmoreland Savage Corporation (Savage) – 50% of employee contributions up to 6% of base compensation.

Northwestern Resources Co. (NWR) – Less than 5 years of service, 70% of employee contributions up to 2% of base compensation - 5 to 9 years of service, 70% of employee contributions up to 4% of base compensation - 10+ years of service, 70% of employee contributions up to 6% of base compensation.

Western Energy Company (WECO) – 100% of employee contributions up to 4% of base compensation.

5	(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(e)	Vesting

Participants are vested in the balance in their accounts, including shares and cash attributable to the Company’s contributions, except for participants hired subsequent to April 30, 2001. Vesting of the Company’s matching contribution for participants hired subsequent to April 30, 2001 is based on years of continuous service. A new participant is 50% vested after one year and 100% vested after two years.

(3)     Participant Loans

Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant’s account balance to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to the prime rate plus 1% as of the loan application date. Loans for a primary residence may be repaid over a period of up to 15 years. Principal repaid and interest paid are credited to the participant’s account. A participant may have up to two loans outstanding at any one time. The interest rates on loans outstanding at December 31, 2005 and 2004 range from 5.00% to 10.50%.

(4)     Income Taxes

The Plan obtained its latest determination letter dated June 30, 2004 from the Internal Revenue Service, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes.

(5)    Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of plan termination, participants would become 100% vested in their accounts.

6	(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(6)    Investments

Investments representing 5% or more of net assets available for distribution to participants as of December 31, 2005 and 2004 are as follows:
	2005	2004

Westmoreland Common Stock	$6,781,173	$9,715,462
Guaranteed Income Fund	2,919,902	2,492,003
S&P 500 Index Fund	2,730,566	2,462,647
Janus Adviser Balanced Fund	2,004,813	1,607,884
Lifetime 40 Fund	1,939,918	—
Large Cap Growth/Turner Investment Fund	1,883,284	1,427,947
Large Cap Value/Barrow Hanley Fund	1,621,224	—
Small Cap Value/Munder Capital Fund	1,575,282	—
Small Cap Value/Perkins Wolf McDonnell Fund	—	1,516,193

Net appreciation (depreciation) of investments, including realized and unrealized gains and losses for the year ended December 31, 2005 are as follows:

Westmoreland Common Stock	$(2,238,256)
Westmoreland Preferred Stock	(186,270)
Pooled Separate Accounts	1,152,962

Net depreciation in the value of investments	$(1,271,564)

Prior to April 1, 2001, participants could direct their contributions (both employer and employee contributions) to invest in any combination of the following. However, effective April 1, 2001, employer matching contributions are only made in Company common stock. Effective July 30, 2004, participants may redirect employer matching contributions to other investment options when the participant becomes 100% vested in employer matching contributions.

Westmoreland Common Stock – Newly issued Westmoreland Coal Company common stock is issued at the prevailing price on the open market. The Westmoreland Common Stock Fund held 296,121 and 318,958 shares of Westmoreland common stock at December 31, 2005 and 2004, respectively. The market value of the stock on these dates was $22.90 and $30.46 per share, respectively.

Westmoreland Preferred Stock – This fund provides the participant the option to invest in Westmoreland Coal Company preferred stock, which offers a cumulative dividend that is preferential to its common stock. Any cash dividends paid are used to purchase additional shares of Westmoreland preferred stock. The Westmoreland Preferred Stock Fund held 16,269 and 13,823 shares of Westmoreland preferred stock at December 31, 2005 and 2004, respectively. The market value of the stock on these dates was $44.00 and $56.75 per share, respectively.

Temporary Investment Funds – These funds hold temporary cash investments maintained by the custodian pending the purchase of or investment in participant directed investments.

7	(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Guaranteed Income Fund – This fixed income fund invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Prudential Retirement Insurance and Annuity Company’s General Account.

Janus Adviser Balanced Account – This fund seeks long-term capital growth consistent with preservation of capital balanced by current income. The fund assets are shifted between growth and income components of the funds’ portfolio, based on portfolio management’s analysis of relevant market, financial, and economic conditions.

S&P 500 Index Fund – This fund seeks to provide long-term growth of capital and income by resembling the composition of the S&P 500 index.

Large Cap Value/Barrow Hanley Fund – This fund seeks appreciation of capital to outperform the Russell 1000 Value Benchmark over a rolling 3 and 5-year period, or a full market cycle, whichever is longer.

Large Cap Growth/Turner Investment Fund – This fund seeks to provide capital appreciation with minimal focus on income by investing in predominantly equity securities.

Mid Cap Value/CRM Fund – This fund seeks long-term capital appreciation. The fund normally invests at least 80% of its total assets in a diversified portfolio of the following equity or equity-related securities including common and preferred stocks of companies that have a market capitalization equal to those in the Russell MidCap Value Index and are publicly traded on a U.S. securities market, options on, or securities convertible into the common stock of mid cap companies, and warrants.

Mid Cap Growth/Goldman Sachs Fund – This fund seeks long-term growth of capital. The fund normally invests at least 90% of assets in equity securities with a primary focus on mid-cap companies. It primarily invests in publicly traded U.S. securities. The fund may also invest up to 10% of assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Small Cap Growth/Times Square Fund – This fund seeks to achieve long-term capital appreciation by investing in both common and preferred stocks of U.S. companies. The fund focuses on growing companies with new product developments or technological breakthroughs.

Small Cap Value/Munder Capital Fund – This fund seeks to outperform the Russell 2000 Value Index on a risk-adjusted basis through investments in small-capitalization companies that are undervalued, but have a stable or improving financial track record and sound finances.

Prudential Retirement Insurance and Annuity Company Lifetime Funds – All Prudential Retirement Insurance and Annuity Company Lifetime funds are funds that change with a person’s age and seek to provide appropriate asset allocations based on the person’s age. All of the funds invest in a mix of small cap stock, large cap stock, global international stock, and fixed income securities. Additionally, the allocation between stocks and bonds changes.

International Blend/The Boston Company Fund – This fund seeks to provide long-term capital growth from a diversified portfolio of global shares. The Fund aims to provide investors with a total investment return (before fees and taxes) that outperforms the MSCI World Accumulation Index (partially hedged) in Australian dollars over periods of 5 years or longer.

8	(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(7)    Changes in Net Assets Available for Distribution to Participants by Investment Alternative for the Year Ended December 31, 2005

	Participant Directed Funds	Westmoreland Common Stock Fund	Westmoreland Preferred Stock Fund	Contributions Receivable	Total

Net assets available for distribution to participants at December 31, 2004	$17,674,902	9,716,000	784,461	113,954	28,289,317

Additions (deductions) to net assets attributed to:
Company contributions	—	1,178,536	—	14,222	1,192,758
Employee contributions	2,767,786	247,597	112,343	26,550	3,154,276
Employee rollover contributions	41,337	—	—	—	41,337
Investment income (loss):
Interest and dividends	139,614	4,963	16,043	—	160,620
Net appreciation (depreciation) of investments, including realized and unrealized gains and losses	1,152,962	(2,238,256)	(186,270)	—	(1,271,564)
Distributions to participants	(1,770,796)	(547,827)	(1,664)	—	(2,320,287)
Administrative expenses	(4,649)	(12,040)	(180)	—	(16,869)
Participant directed common/preferred stock	1,576,695	(1,567,800)	(8,895)	—	—

Increase (decrease) in net assets available for distribution to participants	3,902,949	(2,934,827)	(68,623)	40,772	940,271

Net assets available for distribution to participants at December 31, 2005	$21,577,851	6,781,173	715,838	154,726	29,229,588

Activity in participant directed funds and the Westmoreland Preferred Stock Fund are participant directed. Activity in the Westmoreland Common Stock Fund includes both participant and non-participant directed investments. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation above for the Westmoreland Common Stock Fund has been reported as non-participant directed.

9	(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(8)    Forfeitures

Forfeitures due to a participant’s withdrawal prior to full vesting of employer contributions are used to reduce administrative expenses. Forfeitures used to offset administrative expenses in 2005 were $7,387. As of December 31, 2005 and 2004, forfeited nonvested accounts totaled $8,170 and $4,573, respectively.

(9)    Risks and Uncertainties

The Plan provides for various investment options in pooled separate accounts and stock funds. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts presented in the statements of net assets available for distribution to participants.

The Plan has a concentration of investments in Westmoreland equity securities. A change in the value of Westmoreland equity securities could cause the value of the Plan’s net assets available for distribution to participants to change due to this concentration.

(10)    Related Party Transactions

The Plan invests in certain pooled separate accounts managed by Prudential Retirement Insurance and Annuity Company, the Plan’s trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in the Company’s common and preferred stock which qualify as party-in-interest transactions.

10

Schedule 1

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, or other similar party	Fair value

Equity securities:
* Westmoreland Preferred Stock, 16,269 shares	$715,838
* Westmoreland Common Stock, 296,121 shares (historical cost basis - $5,396,607)	6,781,173

7,497,011

Guaranteed investment contract:
Prudential Retirement Insurance and Annuity Company:
* Guaranteed Income Fund	2,919,902

Pooled separate accounts:
Prudential Retirement Insurance and Annuity Company:
* Lifetime 60 Fund	172,599
* Lifetime 50 Fund	1,141,005
* Lifetime 40 Fund	1,939,918
* Lifetime 30 Fund	977,599
* Lifetime 20 Fund	1,066,643
* S&P 500 Index Fund	2,730,566
* Large Cap Value/Barrow Hanley Fund	1,621,224
* Large Cap Growth/Turner Investment Fund	1,883,284
* Mid Cap Value/CRM Fund	111,500
* Mid Cap Growth/Goldman Sachs Fund	107,089
* Small Cap Growth/Times Square Fund	1,411,161
* Small Cap Value/Munder Capital Fund	1,575,282
* Janus Adviser Balanced Fund	2,004,813
* International Blend/The Boston Company Fund	743,960

17,486,643

Participant loans (interest rates ranging from 5.00% to 10.50%)	1,190,865

Total investments	$29,094,421

* Denotes party-in-interest

Note: Information on cost of investments is excluded for participant-directed investments.

See accompanying report of independent registered public accounting firm.

11

Schedule 2

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2005

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

*	Westmoreland Coal Company common stock	$1,222,011	NA	NA	NA	1,222,011	1,222,011	—
*	Westmoreland Coal Company common stock	NA	1,179,134	NA	NA	723,385	1,179,134	455,749
* Prudential Retirement Brokerage Services

See accompanying report of independent registered public accounting firm.

12

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan

Date: June 29, 2006	/s/ Lorna M. Souther
Lorna M. Souther
Plan Administrator

Exhibit Index

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm